Exhibit 99.3

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b).

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) that the following Directors each acquired ordinary 10p shares in Imperial Tobacco Group PLC on the vesting of the Company’s Centenary Share Matching Scheme.

Name	Number of shares acquired
Mr Gareth Davis	294
Mr Robert Dyrbus	294
Mr David Cresswell	294
Mrs Alison Cooper	294
Mr Graham Blashill	294

Imperial Tobacco Group PLC was today also advised that the following Directors sold ordinary shares of 10p each in the Company for a consideration of £20.67 per share in order to satisfy their income tax liabilities arising on the award of shares as detailed above.

Name	Date of Disposal	Number of shares disposed
Mr Gareth Davis	15 August 2007	122
Mr Robert Dyrbus	15 August 2007	122
Mr David Cresswell	15 August 2007	122
Mrs Alison Cooper	15 August 2007	122
Mr Graham Blashill	15 August 2007	122

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com